EXHIBIT 8.1
SUBSIDIARIES
PETSEC ENERGY LTD.
CONTROLLED ENTITIES

	PLACE OF	% OF OWNER-
CONTROLLED ENTITIES	INCORPORATION	SHIP

Petsec Investments Pty. Limited	Australia	100
Petroleum Securities Pty. Limited	Australia	100
Najedo Pty. Limited	Australia	100
Petroleum Securities Share Plan Pty. Limited	Australia	100
Petsec America Pty. Limited	Australia	100
Petsec (U.S.A.) Inc.	U.S.A.	100
Petsec Petroleum Inc.	U.S.A.	100
Petsec Energy Inc.	U.S.A.	100
Osglen Pty. Limited	Australia	80.7
Laurel Bay Petroleum Limited	Australia	100
Ginida Pty. Limited	Australia	100
Western Medical Products Pty. Limited	Australia	100